UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number: 333-275953

Linkers Industries Limited

(Registrant’s Name)

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A, Kawasan Perusahaan MIEL

Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On December 16, 2024, R. F, Lafferty & Co., Inc., the underwriter of the initial public offering (the “IPO”) of Linkers Industries Limited, a British Virgin Islands Company (the “Company”), notified the Company of their decision to exercise the over-allotment option to purchase an additional 285,000 class A ordinary shares (the “Over-allotment Shares”) of the Company, par value $0.00001 per share, at a price of $4.00 per share. The closing for the sale of the Over-allotment Shares took place on December 19, 2024.

Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares, totaled approximately $1.14 million, before deducting underwriting discounts and other related expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkers Industries Limited

Date: December 23, 2024	By:	/s/ Man Tak Lau
	Name:	Man Tak Lau
	Title:	Chairman of the Board of Directors

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